

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2023

Allen Palmiere
Chief Executive Officer
GOLD RESOURCE CORP
7900 E. Union Ave, Suite 320
Denver, Colorado 80237

> **Re: GOLD RESOURCE CORPORATION**
> **Registration Statement on Form S-3**
> **Filed May 15, 2023**
> **File No. 333-271913**

Dear Allen Palmiere:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Brian Boonstra, Esq.